Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Investment Quality Municipal Fund, Inc.
811-06091

The Board of the above referenced fund approved a change to the fund s relating to credit quality. Under its revised investment policy, the fund may invest up to 35 percent of its portfolio in municipal securities rated BBB and below.